

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Jason Ader
Chief Executive Officer
26 Capital Acquisition Corp.
OfficeEdge Miami
701 Brickell Avenue, Suite 1550
Miami, Florida 33131

> **Re: 26 Capital Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Filed September 23, 2020**
> **CIK No. 1822912**

Dear Mr. Ader:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management, page 102

1. You discuss the duties of your advisors. Please revise to clarify if the duties refer to your officers, directors and director nominees. If not, please name or describe your advisors.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing